September 21, 2024

Christopher Nossokoff
Vice President - Finance
The LGL Group, Inc.
2525 Shader Rd.
Orlando, FL 32804

       Re: The LGL Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-00106
Dear Christopher Nossokoff:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Business, page 1

1. Please confirm whether the cash equivalents included on your balance sheet include any other type of asset other than money market funds that themselves rely on Rule 2a-7 of the Investment Company Act of 1940. If your cash equivalents do include other types of assets, please provide the additional types of cash equivalents that you hold.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 21, 2024
Page 2

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing